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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
~~8-84025~~ 8-47025

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/03 (MM/DD/YY) **AND ENDING** 11/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Prime Dealer Services Corp.

RECD S.E.C. JAN 3 1 2005

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

PROCESSED FEB 08 2005 THOMSON FINANCIAL

New York (City) — New York (State) — 10020 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Michael Farrell — (212) 762-6520 **(Area Code – Telephone No.)**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center — New York, — New York — 10281-1414
(ADDRESS); Name and Street — (City) — (State) — Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED FEB 08 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

PRIME DEALER SERVICES CORP.
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIME DEALER SERVICES CORP.
(SEC I.D. No. 8-84025)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Prime Dealer Services Corp.

We have audited the accompanying statement of financial condition of Prime Dealer Services Corp. (the "Company") as of November 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Prime Dealer Services Corp. at November 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 27, 2005

PRIME DEALER SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
November 30, 2004
(In thousands of dollars, except share data)

ASSETS

Securities borrowed	$55,246,962
Securities received as collateral	37,423,150
Receivables from affiliate	92,206
Other assets	2,252
Total assets	$92,764,570

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities loaned	$55,249,420
Obligation to return securities received as collateral	37,423,150
Payables to affiliate	26,960
Other liabilities	175
Total liabilities	92,699,705
Stockholder's equity:	
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	1
Paid-in capital	24,999
Retained earnings	39,865
Total stockholder's equity	64,865
Total liabilities and stockholder's equity	$92,764,570

See Notes to Statement of Financial Condition.

PRIME DEALER SERVICES CORP.
NOTES TO STATEMENT OF FINANCIAL CONDITION
November 30, 2004
(In thousands of dollars)

Note 1 - Introduction and Basis of Presentation

The Company

Prime Dealer Services Corp. (the "Company") is a wholly owned subsidiary of Morgan Stanley & Co. Incorporated ("MS&Co."), which is a wholly owned subsidiary of Morgan Stanley. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and its operations include fully matched securities lending transactions.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding matters that affect the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

The Company enters into securities lending transactions with customers of MS&Co. for which MS&Co. provides the Company with fee income. Receivables from affiliate are primarily funds loaned overnight to MS&Co. on a collateralized basis at prevailing market rates. At November 30, 2004, all cash and non-cash securities borrowed were with affiliates. Payables to affiliate are primarily funds borrowed overnight from Morgan Stanley at prevailing market rates.

Note 2 - Summary of Significant Accounting Policies

Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Note 3 - Securities Financing Transactions

Securities borrowed and securities loaned are treated as financing transactions and are carried at the amounts of cash collateral advanced and received in connection with the transactions.

The Company receives collateral in the form of securities in connection with securities borrowed transactions and is permitted to sell or repledge these securities held as collateral to enter into

securities lending transactions. At November 30, 2004, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $92,159,626, substantially all of which had been repledged.

On the statement of financial condition, the Company recognized the fair value of an asset for securities received as collateral (as opposed to cash received as collateral) in certain securities lending transactions, and a corresponding liability, obligation to return securities received as collateral.

The Company manages credit exposure arising from securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral.

Note 4 - Risk Management

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Entity" includes the Parent and its subsidiaries.

The cornerstone of the Entity's risk management philosophy is protection of the Entity's franchise and reputation. Guardianship is based on three key principles: accountability, transparency and independent oversight. Given the importance of effective risk management to the Entity's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Entity requires independent Entity-level oversight, constant communication, judgment and knowledge of specialized products and markets. The Entity's senior management takes an active role in the identification, assessment and management of various risks of the Entity. In recognition of the increasingly varied and complex nature of the financial services business, the Entity's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of the Entity's risks, coupled with this risk management philosophy, informs the Entity's risk governance structure. The Entity's risk governance structure includes the Firm Risk Committee and the Capital Committee, the Chief Risk Officer, the Internal Audit Department, independent control groups and various risk control managers, committees and groups located within the business units.

The Firm Risk Committee, composed of the Entity's most senior officers, oversees the Entity's risk management structure. The Firm Risk Committee's responsibilities include comprehensive oversight of the Entity's risk management principles, procedures and limits, and monitoring of material financial, operational and franchise risks. The Firm Risk Committee is overseen by the Audit

Committee of the Board of Directors (the "Audit Committee"). The Capital Committee oversees alignment of the Entity's resource allocation with strategic priorities.

The Chief Risk Officer, a member of the Firm Risk Committee, oversees compliance with Company risk limits, approves certain excessions of Company risk limits, reviews material market, credit and liquidity and funding risks, and reviews results of risk management processes with the Audit Committee.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department periodically examines the Entity's operational and control environment and conducts audits designed to cover all major risk categories.

The Market Risk, Credit, Financial Control, Treasury and Law Departments (collectively, the "Company Control Groups"), which are all independent of the Entity's business units, assist senior management and the Firm Risk Committee in monitoring and controlling the Entity's risk through a number of control processes. The Entity is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Entity's risk management and monitoring systems and processes.

Each business unit has a Risk Committee which is responsible for ensuring that the business unit, as applicable: adheres to established limits for market, credit and other risks; implements risk measurement, monitoring and management policies and procedures that are consistent with the risk framework established by the Firm Risk Committee; and reviews, on a periodic basis, its aggregate risk exposures, risk exception experience and the efficacy of its risk identification, measurement, monitoring and management policies and procedures, and related controls.

The Entity's risk management policies and related procedures are integrated with those of Morgan Stanley and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Entity's, specific capital and regulatory requirements. For the discussion which follows, the term "Entity" includes Morgan Stanley and its subsidiaries.

In the normal course of business, the Entity enters into transactions whereby various securities are borrowed from/loaned to counterparties in exchange for collateral. Credit risk occurs when the fair value of the underlying securities borrowed falls below the collateral pledged by the Entity or when the fair value of the securities loaned rises above the collateral received by the Entity.

The Entity seeks to limit credit risk (as well as concentrations of credit risk) created in its business through the use of various control policies and procedures. The Entity measures the fair value of the securities borrowed and loaned against the respective collateral amounts on a daily basis and requests additional collateral when deemed necessary.

Note 5 - Income Taxes

The Company is included in the consolidated federal income tax return filed by Morgan Stanley. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with Morgan Stanley and certain other subsidiaries of Morgan Stanley. State and local income taxes have been provided on separate entity income at the effective tax rate of the Entity's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with Morgan Stanley, all current and deferred taxes are offset with all other intercompany balances with Morgan Stanley.

Note 6 - Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the Net Capital rules of the SEC and the New York Stock Exchange. Under these rules, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that Net Capital shall not be less than two percent of aggregate debit items arising from customer transactions or $250, whichever is greater. At November 30, 2004, the Entity's Net Capital, as defined under such rules, was $62,934, which exceeded the minimum requirement by $62,684.

Collateralized loans to MS&Co. have been reflected as allowable assets in the calculation of net capital described above. Subsequent to November 30, 2004, the Company's regulator challenged the Company's practice of releasing collateral on an intra-day basis. Accordingly, the Company has ceased lending to MS&Co.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rules of the SEC.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 27, 2005

Prime Dealer Services Corp.
1221 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of Prime Dealer Services Corp. (the "Company") for the year ended November 30, 2004 (on which we issued our report dated January 27, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and (3) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, as the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP